Exhibit 12.1
ALBEMARLE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except for Ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$358,187	$213,179	$538,442	$368,212	$482,531
Fixed Charges:
Interest expense (before capitalized interest and loss on extinguishment of debt)	138,556	43,774	37,701	38,777	39,992
Portion (1/3) of rents representing interest factor	14,990	10,641	10,241	11,028	10,298
Total fixed charges	153,546	54,415	47,942	49,805	50,290
Amortization of capitalized interest	2,551	2,163	1,987	1,527	1,242
Distributed income of unconsolidated investments	59,912	40,688	21,632	26,908	23,685
Interest capitalized	(11,187)	(2,416)	(6,142)	(5,977)	(2,418)
Net income attributable to noncontrolling interests (net of tax)	(25,158)	(27,590)	(26,663)	(18,591)	(28,083)
Pre-tax income from continuing operations before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$537,851	$280,439	$577,198	$421,884	$527,247
Ratio of earnings to fixed charges	3.5	5.2	12.0	8.5	10.5